GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

January 3, 2006

Office of International Corporate Finance
Securities and Exchange Commissio[redacted]

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of December, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Announces Drill Results for Limosna Target at the Malku Khota Silver Project in Bolivia	December 12, 2005

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-13

General Minerals Corporation Announces Drill Results for Limosna Target at the Malku Khota Silver Project in Bolivia

December 12, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce the drill results from the first four diamond drill holes at the Malku Khota silver project in west central Bolivia by SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd. (collectively "Apex Silver"). These drill holes are part of a drill program that will consist of up to 2,500 metres of diamond core drilling in up to twelve drill holes. The drilling program may be reduced or expanded depending on the initial results. These four holes were drilled in the Limosna Hill target where GMC previously reported a zone of interest with 1.4 kms of strike within the host sandstone unit. Within this zone, continuous rock chip samples from within a series of old tunnels averaged 395 gpt silver over 130 metres true width which were reported on June 6, 2005 (see GMC PR05-06).

Mineralization at Malku Khota is located within a 30 to 200 metre thick sandstone unit that trends approximately north-north-west and is the same sandstone unit that was previously discovered by GMC at the Atocha property, 25 km to the north. The unit dips at 70-80 degrees to the west. The assays from the first four holes and a previously reported tunnel are reported here. They are all drilled at approximately a 15 degree declination to the east.

Four holes have now been completed in the Limosna target area, the most southerly of the three surface silver geochemical anomalies, in the sandstones, reported earlier. The information reviewed here on the Limosna Hill target area includes the tunnel sampling where GMC previously reported 130 metres averaging 395 gpt silver and the 4 drill holes reported in this release.

A map is on GMC's website (www.generalminerals.com) showing the area of the current drilling, the drill holes and the tunnel.

All four holes penetrated almost totally oxidized sandstone as against primary sulphide mineralization. Thus, the rock is likely leached, so results may not reflect the true grade of the unleached primary sulfide mineralization that is expected to occur at a greater but unknown depth and was not reached due to the planned, low angle drilling in these four holes. The four holes penetrated the sandstone from surface to a maximum depth vertically below surface of approximately 100 to 140 metres. This means that primary mineralization in the locations drilled occurs at a greater depth than this.

The Limosna target comprises disseminated silver mineralization within the sandstone over a strike length of approximately 1.4 km. and widths of 30-180 metres. The four drill holes cover approximately 770 metres of strike length of this target. The tunnel with the 130 metres of 395 gpt silver occurs approximately in the middle of the drilling. Oxidized mineralization is expected to occur between the surface and the vertical depth below the surface reached by the drill holes which is approximately 100-140 metres. There is little or no overburden. The holes and tunnel are described in sequence from the most northerly to the most southerly. A summary of the assay results from the four holes and the tunnels is shown in the following table:

Drill Hole and approx. location	Cutoff grade gpt silver	Downhole width metres (approx. true width)	Average grade silver gpt.	Average grade silver opt *	Silver metal value @ US$8.00 per ounce
LMD004	20	70	44.7	1.44	$11.49
	Largest interval with average > 100 gpt Ag	16	100.7	3.24	$25.89
	Highest grade interval	1.5	676.0	21.73	$173.87
190 metres further south:					
LMD003	20 (includes 13m<20)	115.5	78.9	2.54	$20.29
	Largest interval with average > 100	77	101.1	3.25	$25.99
	Highest grade interval	4.1	383.4	12.33	$98.61
100 metres south to stopes in tunnel:					
Tunnel "Pique Pobre"	20	130	395	12.70	$101.60
	Largest interval with average > 100	130	395	12.7	$101.60
	Highest grade interval	2	4,391	141.18	$1,129.41
90 metres further south:					
LMD002	two samples >35	124.5	17.5	0.56	$4.50
380 metres further south:					
LMD001	20	52.3	46.2	1.49	$11.88
	Largest interval with average > 100	5.8	114.1	3.67	$29.33
	Highest grade interval	2.2	155	4.98	$39.87

*opt = ounces (Troy) per tonne

At GMC's former Atocha project, 25 km. to the north in the same rock unit, drilling results always appeared to be lower than bulk samples obtained by tunneling and mining in the same area. It was never clarified if this was due to loss of silver in drilling fluids or due to a nugget effect. This same issue may be present at Malku Khota, since the highest grades are found in the tunnel samples. Apex Silver is costing the development of

one or more exploration tunnels into the Limosna target to confirm grade and better understand metal distribution. Apex Silver is also planning at least one deeper, higher angle hole in this round of drilling to try and locate unleached, primary mineralization or zones of secondary enrichment.

Apex Silver is presently drilling the northern target called Warra Warra. Results will be reported once drilling is complete and assays verified in this target.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, three in Bolivia, one in Chile as well as six in Mexico. The target mineralization is copper, silver and gold. The Company currently has four properties that are under option to major mining companies. In addition to the Malku Khota project that has been optioned to Apex Silver, the Company has optioned the following three projects:

Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor (USA) with Teck Cominco Ltd. (drilling began in November, 2005);

Dragoon (USA) with BHP Billiton.

The Qualified Person on the project under National Instrument 43-101 for Apex Silver is Robert B. Blakestad, M. Sc., R.G, P.G., Vice President-Exploration of Apex Silver.

The samples were analyzed by ALS Chemex, Peru by fire assaying a 30 gram sample with gravimetric finish. Assays are checked using aqua regia digestion and ICP.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com